SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Comcam, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

20029Q107
(CUSIP Number)

   P.O. Box 1030
Sturgis, SD 57785
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

January 6, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Dent
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 453,500,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 453,500,000
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58%
14		TYPE OF REPORTING PERSON IN

ITEM 1.     SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001, of Comcam, Inc., a Delaware corporation, with its principal place of business located at P.O Box 1030, Sturgis, SD 57785.

ITEM 2.     IDENTITY AND BACKGROUND.

The name of the person filing this statement is John Dent who is hereinafter sometimes referred to as the “Reporting Person.” Currently Mr. John Dent is a principal shareholder of the Issuer. His principal place of business is located at P.O. Box 1030, Sturgis, SD 57785.  His telephone number is (877) 523-4070.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United Kingdom.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 6, 2010 (the “Closing Date”), the Issuer entered into a share exchange agreement (the “Stock Purchase Agreement”) and consummated a stock purchase transaction whereby the Reporting Person acquired 55.6% of the outstanding shares of common stock of Comcam, Inc. a Delaware corporation (“CMCA”), in exchange for $200,000. On February 26, 2010, the Issuer entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Monkey Rock USA, LLC, a South Dakota limited liability company (“Monkey Rock”) and the unitholders of Monkey Rock.  Pursuant to the Share Exchange Agreement, the Reporting Person was issued 383,500,000 shares of the Issuer’s common Stock.

The Reporting Person is a party to the Stock Purchase Agreement effective January 6, 2010 and the Share Exchange Agreement on February 26, 2010 (collectively the “Agreements”). As a result of the Agreements, the Reporting Person acquired 433,500,000 shares of the common stock (the “Common Shares”) of the Issuer, representing approximately 58% of the outstanding Common Shares post-transaction.

ITEM 4.     PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s Common Shars resulted from the closing of the Agreements.

  Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 433,500,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 58% of the total issued and outstanding common shares of the Issuer.

(b)	The Reporting Person holds sole voting and dispositive power over the Common Shares of the Issuer as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the Common Shares during the past 60 days.
ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreements, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.1	Stock Purchase Agreement furnished as Exhibit 2.1 to the Form filed on January 16, 2010, and is incorporated herewith by reference.
2.2	Share Exchange Agreement furnished as Exhibit 2.1 to the Form 8-K filed on March 3, 2010, and is incorporated herewith by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Comcam, Inc.

Date: March 8, 2010	By:	/s/ John Dent
John Dent
Chief Executive Officer & President